Exhibit 10.2

October 19, 2015

Deborah Deibert

4104 Ashmont Court

Keller, TX 76244

Re: Terms of Promotion

Dear Deb:

It is with great pleasure that we offer you the promotion from your current role to Chief Accounting Officer of Emerge Energy Services GP LLC (including any successors or assigns, the “Company”) reporting directly to Jody Tusa, Chief Financial Officer of the Company.  As discussed, your official promotion date will be November 13, 2015.

Effective September 28, 2015, your new annual salary will be $225,000, less payroll deductions and all required withholdings, payable in installments in accordance with the Company’s normal payroll practices (but in no event less often than monthly).  In addition to your annual salary and upon approval from the board of directors of the Company (the “Board”), you will also be eligible to participate in the Emerge Energy Services GP, LLC long-term incentive plan.  At the Company’s request, you will also serve the Company and/or its affiliates in such additional capacities as the Company may designate.  In the event that you serve in such additional capacities, your compensation will not be increased on account of such additional service beyond that specified in this letter.

In addition, effective September 28, 2015, you will be eligible to receive an annual cash bonus at a target rate of 45% of your annual salary, provided that you remain employed by the Company through the applicable payment date. The actual annual bonus will be based upon the actual performance level of Emerge Energy Services LP (the “MLP”) compared with applicable targets established by the Board. Your actual bonus rate may be higher than 45% if MLP performance exceeds the targets, but there may also be no payout if MLP performance does not meet minimum hurdles. Any annual bonus will be paid (to the extent such annual bonus becomes payable) as soon as administratively practicable in the calendar year following the calendar year with respect to which the annual bonus is earned, following the completion of the audit for the applicable year.

Your participation in all health, welfare and retirement plans maintained by the Company will continue uninterrupted by this promotion. You will also continue your PTO accrual at a rate of 4 weeks per year.

This is an at-will employment arrangement, meaning that either you or the Company may end your employment at any time for any reason (or no reason) with or without notice, at which point this letter will terminate in its entirety subject to subsection (a) to the extent such subsection is applicable:

(a)                                 In the event the Company terminates your employment without “cause” (other than due to your death or “disability” (within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”))),you will be entitled to receive a severance payment in an amount equal to six (6) months of your then current base salary, payable in a single cash lump sum payment. All payments described in this subsection will be made on the 60th day following your termination date, subject to your timely execution and non-revocation of a general release of claims in a form that is satisfactory to the Company and its affiliates.

Shelby Ferguson • HR Director • 6000 Western Pl #465 • Fort Worth, TX 76107 • 817.716.9537 • sferguson@emergelp.com

(b)                                 As used in the subsection above, the term “cause” means any of the following as determined by the Company in the exercise of good faith and reasonable judgment: (i) willful and continued refusal to perform your duties, other than by reasons of disability; (ii) committing an act constituting a felony under state or federal law; (iii) engaging in an act of fraud, dishonesty or gross misconduct in connection with the business of the Company or its affiliates; (iv) theft or misappropriation, or attempted theft or misappropriation, of funds, property or a business opportunity from the Company or its affiliates; or (v) willful violation of any express policy or procedure of the Company or its affiliates, or any law or regulation applicable to the Company, its affiliates or its business.

To the extent that any payment under this letter constitutes nonqualified deferred compensation for purposes of Section 409A of the Code, and such payment would otherwise be payable hereunder by reason of a termination of your employment, then, to the extent required by Section 409A of the Code, all references to your termination of employment will be construed to mean a “separation from service” (within the meaning of Section 409A(a)(2)(A)(i) of the Code and Treasury Regulation Section 1.409A-1(h)) (“Separation from Service”), and such amounts will only be paid upon or by reference to your Separation from Service.  Notwithstanding anything to the contrary in this letter, no compensation or benefits will be paid to you prior to the expiration of the six-month period following your Separation from Service to the extent that the Company determines that paying such amounts at the time or times indicated in this letter would result in a prohibited distribution under Section 409A(a)(2)(B)(i) of the Code.  If the payment of any such amounts is delayed as a result of the previous sentence, then on the first day following the end of such six-month period (or such earlier date upon which such amount can be paid under Section 409A of the Code without resulting in a prohibited distribution, including as a result of your death), the Company will pay you a lump-sum amount equal to the cumulative amount that would have otherwise been payable to you during such period.  For purposes of Section 409A of the Code, each payment made under this letter will be treated as a separate payment.

The Company may assign or transfer your employment and this letter to any of its affiliates or to any successor to its business or assets at any time. This letter may not be amended except by a signed writing executed by the parties hereto.

Congratulations on your new role!

Sincerely,

/s/ Joseph C. Tusa, Jr.
Joseph C. Tusa, Jr.
Chief Financial Officer, Emerge Energy Services GP LLC

Acknowledged, Accepted and Agreed:

/s/ Deborah Deibert
Deborah Deibert, individually